SHENGKAI INNOVATIONS, INC.
No.106 Zhonghuan South Road, Airport Industrial Park
Tianjin, People’s Republic of China 300308

July 17, 2013

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Dale Welcome

Re:	Shengkai Innovations, Inc.
Form 10-K/A for the Fiscal Year Ended June 30, 2012
Filed June 27, 2013
File No. 1-34587

Dear Mr. Welcome,

We are responding to comments contained in the Staff letter, dated July 12, 2013, addressed to Mr. Wang Chen, the Company’s Chief Executive Officer, with respect to the Company’s Annual Report on Form 10-K/A for the fiscal year ended June 30, 2012 filed with the SEC on June 27, 2013.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Policies and Estimates, page 58

Accounting for the Impairment of Long-Lived Assets

1.
We note your response to prior comment two, from our letter dated June 13, 2012, and your proposed disclosure. As previously requested, please revise your critical accounting policy in future filings to disclose the level at which you assess impairment for material asset classes, including buildings and machinery and equipment, and explain how you consider significant declines in revenue and potential over-capacity in your assessments.

Response:

We will revise our critical accounting policy in future filings to disclose the level at which we assess impairment for material asset classes, including buildings and machinery and equipment, and explain how we consider significant declines in revenue and potential over-capacity in our assessments.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Wang Chen
Wang Chen Chief Executive Officer